Filed Pursuant to Rule 253(g)(2)

File No. 024-12506

SUPPLEMENT DATED MAY 7, 2025

TO OFFERING CIRCULAR DATED NOVEMBER 1, 2024

4100 WEST ALAMEDA AVENUE, 3RD FLOOR

BURBANK, CALIFORNIA 91505

800-317-2200

EXPLANATORY NOTE

This Supplement No. 3 to the Offering Circular should be read in conjunction with the Offering Circular dated November 1, 2024 and supplements dated April, 2 2025 and May 2, 2025 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplement available HERE, HERE and HERE.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The purpose of this supplement is to announce the appointment of the Chief Financial Officer. On May 5, 2025, the Board of Directors of StartEngine Crowdfunding, Inc. (the “Company”) appointed Hunter Strassman to serve as the Company’s Chief Financial Officer and Principal Accounting Officer, effective as of May 5, 2025.

Hunter Strassman has been serving as VP of Finance since October 2021 and was responsible for the finance and operations of StartEngine. Prior to that he served as our Director of Finance from April 2021 to October 2021. Prior to joining StartEngine, Hunter worked as the Director of Finance at AlphaFlow, a real estate asset management platform (November 2018 to April 2021). From July 2017 to November 2018, Hunter was the Senior Controller at Karbone Inc., a leading renewable energy brokerage. From January 2017 to July 2017, Hunter was the assistant controller at ACT Commodities. Hunter began his career at the public accounting firm Grant Thornton in their New York office, where he focused on hedge funds, private equity and fund of funds.

Hunter received his bachelor’s in accounting from Bentley University, and a Masters in Taxation from Baruch College. Hunter is a licensed CPA in the State of New York, is a member of the AICPA, and holds the Series 7, 63, 24, 27 and 65 certifications from FINRA. He has also passed the CISA and CRISC exams administered by ISACA.